Exhibit 99.1

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2010 First Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Investor Centre/Financial Reports section at www.brookfield.com.

The 2010 Results conference call can be accessed via webcast on May 6, 2010 at 2 p.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 1:50 p.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES STRONG
OPERATING CASH FLOW OF $366 MILLION FOR FIRST QUARTER OF 2010

TORONTO, May 6, 2010 – Brookfield Asset Management Inc. (TSX/NYSE: BAM; EURONEXT: BAMA) today announced its financial results for the first quarter ended March 31, 2010. The financial results are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

Cash Flow From Operations

Cash flow from operations for the first quarter based on IFRS results increased to $366 million ($0.60 per share) from $248 million ($0.42 per share), representing a 48% increase. Cash flow from operations in 2009 based on Canadian GAAP results was $273 million ($0.46 per share). The operating results benefitted from continued strong performance by the company’s renewable power and commercial office businesses and disposition gains within the company’s specialty investment operations.

	Three months ended March 31
US$ millions (except per share amounts)	2010	1	2009	1	2009	2

Cash flow from operations	$366		$248		$273
– per share	0.60		0.42		0.46

1.  IFRS basis.
2.  Canadian GAAP basis.

“We continue to see a number of positive developments throughout our businesses which point towards a continued economic recovery and growth in the cash flows from our existing businesses,” commented Bruce Flatt, CEO of Brookfield.  “We should also benefit from the substantial amount of capital we invested over the past 24 months and are continuing to see many attractive investment opportunities, which we hope to capitalize on.”

1 |  Brookfield Asset Management Inc. – 2010 Q1 Results

Net Income

Net income prior to fair value adjustments, depreciation and deferred taxes was $281 million in the first quarter of 2010, compared to $228 million in the 2009 quarter, reflecting improved operating cash flows.  The company reported net income of $93 million in 2009 under Canadian GAAP. Adjustments to arrive at net income in 2010 consist largely of accounting depreciation on the power generating facilities and industrial businesses, partially offset by net revaluation gains. Net income in 2009 under IFRS reflected a reduction in the appraisal values of the commercial office portfolio, whereas office properties are not fair valued under Canadian GAAP and, accordingly, no such adjustment was recorded.

	Three months ended March 31
US$ millions (except per share amounts)	2010	1	2009	1	2009	2

Cash flow from operations	$366		$248		$273
Less: disposition gains	(85)		(20)		―
Net income before fair value and other adjustments	281		228		273
Fair value adjustments, depreciation and deferred taxes	(117)		(520)		(180)
Net income (loss)	$164		$(292)		$93
– per share	0.25		(0.52)		0.15

1.  IFRS basis.
2.  Canadian GAAP basis.

This news release and accompanying financial statements make reference to cash flow from operations on a total and per share basis. Cash flow from operations is defined as net income prior to depreciation and amortization, revaluation gains or losses, future income taxes and includes certain disposition gains that are not otherwise included in net income as determined under IFRS, together with the associated interests of non-controlling shareholders. Brookfield uses cash flow from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them. The company provides the components of cash flow from operations and a full reconciliation between cash flow from operations and net income in the Supplemental Information accompanying this news release. Cash flow from operations is a non-IFRS measure which does not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Underlying Value

The underlying value of Brookfield’s common equity was $29.09 per share at quarter end, representing an annualized 10% increase from $28.53 per share at year end, including the dividend received by shareholders during the quarter.

The increase was due to operating cash flow and disposition gains retained during the quarter and improvements in the valuations of our commercial office portfolio due to favourable leasing activity. Brookfield’s renewable power and utility assets are revalued on an annual basis, so this represents only a partial update of underlying values. Please see page 6 of this release for further information on the company’s underlying values.

Dividend Declaration

The Board of Directors declared a dividend of US$0.13 per Class A Common Share, payable on August 31, 2010, to shareholders of record as at the close of business on August 1, 2010. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s website under Investor Centre/Stock and Dividend Information.

2 |  Brookfield Asset Management Inc. – 2010 Q1 Results

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the quarter ended March 31, 2010 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our interim financial statements for the three months ended March 31, 2010, which have been prepared using the standards and interpretations currently issued under International Financial Reporting Standards (“IFRS”) and expected to be effective at the end of our first annual IFRS reporting period, which is intended to be December 31, 2010. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and as a result the pro-forma March 31, 2010 and December 31, 2009 underlying values prepared on a basis consistent with IFRS are subject to change. The amounts have not been audited or subject to review by our external auditor.

* * * * *

Brookfield Asset Management Inc., focused on property, renewable power and infrastructure assets, has over $100 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Investors/Media
Katherine Vyse SVP, Investor Relations and Communication Tel: (416) 369-8246 Fax: (416) 363-2856 Email: kvyse@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “hope,” “opportunities,” “expected,” “intended,” and “payable,” derivations thereof and other expressions, including conditional verbs such as “may,” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements in regards to investment opportunities, accounting policies adopted under IFRS and the potential modification of the application thereof. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and

3 |  Brookfield Asset Management Inc. – 2010 Q1 Results

Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

4 |  Brookfield Asset Management Inc. – 2010 Q1 Results

STATEMENTS OF CASH FLOW FROM OPERATIONS

(Unaudited) Three months ended March 31	Segmented		Total
US$ millions (except per share amounts)	2010	2009	2010	2009
Asset management and other services	$71	$52	$71	$52
Revenues less direct operating costs
Renewable power generation	113	117	246	217
Commercial properties	70	56	354	276
Infrastructure	30	19	97	49
Development activities	7	(12)	78	(3)
Special situations	42	8	88	45
Investment and other income	86	117	103	124
	419	357	1,037	760
Expenses
Interest	75	60	427	335
Operating costs	58	68	93	96
Current income taxes	5	1	21	11
	281	228	496	318
Non-controlling interests	―	―	215	90
Net income before the following	281	228	281	228
Disposition gains1	85	20	85	20
Cash flow from operations	$366	$248	$366	$248
Cash flow from operations per common share – diluted	$0.60	$0.42	$0.60	$0.42

1. Represents disposition gains recorded on sale of interests in controlled subsidiaries that are recorded directly in equity under IFRS reporting.

Notes:

The statements of net cash flow from operations above are prepared on a basis that is consistent with the company’s Supplemental Information (see below) and differs from net income and loss as presented in the company’s consolidated statements of operations on page 7 of this release, which is prepared in accordance with International Financial Reporting Standards (“IFRS”).  Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results. Cash flow from operations is equal to net income prior to “other items” of $496 million (2009  $318 million) as presented in the consolidated statements of operations on page 7 of this release, adjusted for non-controlling interests and certain disposition gains as presented in the table above.

Cash flow from operations in this statement on a segmented basis represents the operations of Brookfield Asset Management and is net of carrying charges associated with related liabilities and cash flows attributable to non-controlling interests. Readers are encouraged to refer to the company’s Supplemental Information which is available at www.brookfield.com.

5 |  Brookfield Asset Management Inc. – 2010 Q1 Results

STATEMENT OF CHANGES IN UNDERLYING VALUE

(Unaudited)	Three months ended March 31, 2010
US$ millions (except per share amounts)	Total	Per Share
Opening	$16,706	$28.53
Operating cash flow	366	0.60	3
Fair values	101	0.11
Foreign currency	3	0.00
Unrecognized values1	150	0.24
Depreciation and amortization	(157)	(0.26)
Preferred share dividends	(16)	na3
Other	3	0.00
	450	0.69
Common share dividends paid	(75)	(0.13)
Closing equity for common shareholders	$17,081	$29.09
Comprised of:
Common equity under IFRS2	$14,881	$25.52
Values not recognized under IFRS1	2,200	3.57
	$17,081	$29.09

1.	Management estimate of fair value increment attributable to assets that are not revalued under IFRS such as residential development assets and industrial businesses, and changes therein.
2.	Presented on a pre-tax basis.
3.	Operating cash flow per share presented net of preferred share dividends.

6 |  Brookfield Asset Management Inc. – 2010 Q1 Results

STATEMENTS OF INVESTED CAPITAL1

	Consolidated2		Net Invested Capital3
(Unaudited)	March 31	December 31	March 31	December 31
US$ millions	2010	2009	2010	2009
Assets
Asset management and other services	$1,591	$1,640	$750	$803
Operating platforms
Renewable power generation	15,034	15,017	7,895	8,018
Commercial properties	22,851	21,973	5,132	4,841
Infrastructure	6,358	6,379	1,567	1,546
Development activities	8,941	8,630	2,473	2,403
Special situations	6,641	6,865	1,631	1,631
Cash and financial assets	2,272	1,996	1,805	1,645
Other assets	950	947	950	945
	$64,638	$63,447	$22,203	$21,832

Liabilities
Corporate borrowings	$2,471	$2,593	$2,471	$2,593
Subsidiary borrowings	23,691	23,478	802	779
Other liabilities	8,412	8,681	1,980	2,028
	34,574	34,752	5,253	5,400
Capitalization
Capital securities	1,699	1,641	656	632
Shareholders’ equity
Non-controlling interests	12,071	11,254	―	―
Preferred equity	1,413	1,144	1,413	1,144
Common equity4	14,881	14,656	14,881	14,656
	30,064	28,695	16,950	16,432
	$64,638	$63,447	$22,203	$21,832

1.
Balances exclude upward adjustments to reflect the fair value of assets that are carried at the lower of cost or net realizable value or otherwise not recognized under IFRS, and also exclude deferred tax adjustments that reflect the application of tax rates to the difference between these carrying values and tax values (see page 6).

2.
Consolidated balances are prepared on a basis consistent with the company’s interim financial statements with the principal exception that assets are organized by business segment and balances are not classified between current and long term.

3.	Net invested capital balances prepared on a segmented basis, net of non-recourse debt and non-controlling interests.
4.	Common equity and non-controlling interests are presented on a pre-tax basis.

7 |  Brookfield Asset Management Inc. – 2010 Q1 Results

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)	Three months ended March 31
US$ millions (except per share amounts)	2010	2009
Total revenues	$2,744	$2,033

Asset management and other services	71	52
Revenues less direct operating costs
Renewable power generation	239	211
Commercial properties	279	217
Infrastructure	47	31
Development activities	70	(10)
Special situations	74	38
Equity accounted income	115	74
Investment and other income	142	147
	1,037	760
Expenses
Interest	427	335
Operating costs	93	96
Current income taxes	21	11
Net income prior to other items	496	318
Other items
Depreciation and amortization	(179)	(185)
Revaluation and other items	128	(787)
Future income taxes	(36)	51
Net income (loss)	$409	$(603)

Net income (loss) attributable to:
Common shareholders	$164	$(292)
Non-controlling interests	245	(311)
	$409	$(603)

Net income (loss) per common share
Diluted	$0.25	$(0.52)
Basic	$0.26	$(0.52)

 Notes:
The following table presents certain items of the Consolidated Statement of Operations prior to and after reflecting non-controlling interests.

(Unaudited) Three months ended March 31	2010		2009
US$ millions	Total	Net	Total	Net
Net income prior to other items	$496	$281	$318	$228
Depreciation and amortization	(179)	(157)	(185)	(160)
Revaluation and other items	128	63	(787)	(388)
Future income taxes	(36)	(23)	51	28
	(87)	(117)	(921)	(520)
Net income	$409	$164	$(603)	$(292)

8 |  Brookfield Asset Management Inc. – 2010 Q1 Results